EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

09047418

12g3-2(b) File No.82-4922

Ref. No. OS 203/2009

November 30, 2009

SEC
Mail Processing
Section
NOV 30 2009
Washington, DC
122

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

NOV 30, 09

Prasarn Trairatvorakul
President

No. Yor. Or. 1037/2552

30 November 2009

Attention: The President,
The Stock Exchange of Thailand

Re: Notification of the acquisition of share and subscription of share of Muang Thai Group Holding Company Limited ("MTGH") by KASIKORNBANK Public Company Limited ("KBank")

Referred: Notification No. Yor. Or. 1034/2552, dated November 10th 2009, Re: Notification of the signing of share purchase agreements and share subscription agreement of KBank to purchase additional shares in MTGH and the incorporation and investment in limited companies to support KBank's share acquisition in MTGH

The general meeting of shareholders of KBank No. 97 dated April 3rd, 2009 has approved KBank to make additional investment in Muang Thai Life Assurance Company Limited ("MTL"), by acquiring additional ordinary shares of MTGH (or formerly known as "Muangthai Fortis Holding Company Limited")[1], which is a limited company holding approximately 75% of the total shares issued by MTL, for KBank to hold approximately 51% of the total shares issued by MTGH.

KBank is pleased to inform that, on November 30th 2009, KBank and Thanyanithiwattana Company Limited, a limited company in which KBank directly and indirectly holds 100% shareholding, have acquired 7,725,147 and 11,466,488 ordinary shares in MTGH accordingly. The total 19,191635 additional ordinary shares acquisition in MTGH, valued Baht 7,528,826,593.09 in total, resulted in KBank holding, directly and indirectly, approximately 51% of total issued shares in MTGH.

Please be informed accordingly.

Yours Sincerely,

[1] Muangthai Fortis Holding Company Limited changed its name to Muang Thai Group Holding Company Limited on July 31st, 2009

ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.201/2009

November 30, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SEC
Mail Processing
Section

NOV 30 2009

Washington, DC
122

Dear Sirs,

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

NOV 30, 09

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

Ref. OS. 200/2009

November 30, 2009

To: The President

The Stock Exchange of Thailand

Subject: Exposure of KASIKORNBANK PCL (KBank) to Dubai World Corporation and its Subsidiaries

KASIKORNBANK PUBLIC COMPANY LIMITED (KBank) has no exposure to Dubai World Corporation and its subsidiaries.

Kindly be informed accordingly.

Yours sincerely,

Adit Laixuthai
Nov 30, 09

(Dr. Adit Laixuthai)

First Senior Vice President and Chief Investor Relations Officer

Investor Relations Unit

Office of Corporate Secretary

Tel. 0 2470 2673-4 or 0 2470 6900-1

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref. No. OS 202/2009

November 30, 2009

SEC
Mail Processing
Section
NOV 30 2009
Washington, DC
122

Securities and Exchange Commission
100 F Street, NE.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Nov 30, 09

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

Prasarn Trairatvorakul
President

OS. 2106/2009

November 30, 2009

To: The President

The Stock Exchange of Thailand

Subject: Termination of Directorship of A Director of KASIKORNBANK PCL

KASIKORNBANK PUBLIC COMPANY LIMITED would like to inform you of the termination of directorship of M.R. Yongswasdi Kridakon, who passed away on Sunday, November 29, 2009.

Please be informed accordingly.

Yours sincerely,

Board of Directors and Executive Administration Unit
Office of Corporate Secretary
Tel. 0 2470-2679

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No 82-4922

Ref. No. OS.199/2009

November 27, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Nov 27, 09

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

Ref. OS. 195/2009

November 26, 2009

To : The President

The Stock Exchange of Thailand

Subject : Registration of change in KASIKORNBANK home address

The Bangkok Metropolitan Administration has changed the home address of KASIKORNBANK Public Company headquarters from 1 Soi Kasikornthai Ratburana Road Bangkok 10140 to 1 Soi Ratburana 27/1 Ratburana Road Bangkok 10140.

The Bank is herewith attaching a document showing registration of the change in KASIKORNBANK home address, dated November 24, 2009, as shown in the certified copy, with Ref. No. Sor. Jor. Kor. 001894, issued by the Department of Business Development, the Ministry of Commerce for your information.

Yours sincerely,

Adit Laixuthai

NOV 26, 09

Shareholder Relationship Management Unit
The Office of Corporate Secretary
Tel. 0 2470 2663-7